SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

lululemon athletica inc.
(Name of Issuer)

Common Stock, par value $0.005
(Title of Class of Securities)

550021109
(CUSIP Number)

Richard Terranova, Director of Portfolio Administration
c/o Advent International Corporation
Prudential Tower, 800 Boylston Street, Suite 3300
Boston, MA 02199-8069
Tel: 617−951−9400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 7, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
1	NAME OF REPORTING PERSONS
Advent International Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,105,279*

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
10,105,279*

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,105,279*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.24%*

14	TYPE OF REPORTING PERSON
CO, IA

* See Item 5 of this Amendment No. 3 to Schedule 13D.

1	NAME OF REPORTING PERSONS
Advent International GPE VII, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,105,279*

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
10,105,279*

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,105,279*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.24%*

14	TYPE OF REPORTING PERSON
OO

* See Item 5 of this Amendment No. 3 to Schedule 13D.

1	NAME OF REPORTING PERSONS
Advent Puma Acquisition Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,906,083*

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
9,906,083*

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,906,083*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.99%*

14	TYPE OF REPORTING PERSON
OO

* See Item 5 of this Amendment No. 3 to Schedule 13D.

1	NAME OF REPORTING PERSONS
GPE VII GP Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,422,861 *

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
3,422,861 *

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,422,861 *

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.79%*

14	TYPE OF REPORTING PERSON
PN

* See Item 5 of this Amendment No. 3 to Schedule 13D.

1	NAME OF REPORTING PERSONS
Advent International GPE VII-A Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,178,841 *

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
1,178,841 *

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,178,841 *

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.96%*

14	TYPE OF REPORTING PERSON
PN

* See Item 5 of this Amendment No. 3 to Schedule 13D.

1	NAME OF REPORTING PERSONS
Advent International GPE VII-E Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,083,427 *

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
2,083,427 *

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,083,427 *

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.70%*

14	TYPE OF REPORTING PERSON
PN

* See Item 5 of this Amendment No. 3 to Schedule 13D.

1	NAME OF REPORTING PERSONS
Advent International GPE VII-H Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
160,593 *

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
160,593 *

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
160,593 *

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.13%*

14	TYPE OF REPORTING PERSON
PN

* See Item 5 of this Amendment No. 3 to Schedule 13D.

1	NAME OF REPORTING PERSONS
Advent International GPE VII Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,273,669 *

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
1,273,669 *

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,273,669 *

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.04%*

14	TYPE OF REPORTING PERSON
PN

* See Item 5 of this Amendment No. 3 to Schedule 13D.

1	NAME OF REPORTING PERSONS
Advent International GPE VII−B Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,891,465 *

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
2,891,465 *

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,891,465 *

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.36%*

14	TYPE OF REPORTING PERSON
PN

* See Item 5 of this Amendment No. 3 to Schedule 13D.

1	NAME OF REPORTING PERSONS
Advent International GPE VII-C Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
919,156 *

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
919,156 *

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
919,156 *

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.75%*

14	TYPE OF REPORTING PERSON
PN

* See Item 5 of this Amendment No. 3 to Schedule 13D.

1	NAME OF REPORTING PERSONS
Advent International GPE VII-D Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
762,322 *

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
762,322 *

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
762,322 *

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.62%*

14	TYPE OF REPORTING PERSON
PN

* See Item 5 of this Amendment No. 3 to Schedule 13D.

1	NAME OF REPORTING PERSONS
Advent International GPE VII-F Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
268,305 *

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
268,305 *

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
268,305 *

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.22%*

14	TYPE OF REPORTING PERSON
PN

* See Item 5 of this Amendment No. 3 to Schedule 13D.

1	NAME OF REPORTING PERSONS
Advent International GPE VII-G Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
268,305 *

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
268,305 *

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
268,305 *

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.22%*

14	TYPE OF REPORTING PERSON
PN

* See Item 5 of this Amendment No. 3 to Schedule 13D.

1	NAME OF REPORTING PERSONS
GPE VII GP (Delaware) Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,383,222 *

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
6,383,222 *

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,383,222 *

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.20%*

14	TYPE OF REPORTING PERSON
PN

* See Item 5 of this Amendment No. 3 to Schedule 13D.

1	NAME OF REPORTING PERSONS
Advent Partners GPE VII Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,496 *

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
4,496 *

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,496 *

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
<0.01%*

14	TYPE OF REPORTING PERSON
PN

* See Item 5 of this Amendment No. 3 to Schedule 13D.

1	NAME OF REPORTING PERSONS
Advent Partners GPE VII Cayman Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
97,975 *

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
97,975 *

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
97,975 *

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.08%*

14	TYPE OF REPORTING PERSON
PN

* See Item 5 of this Amendment No. 3 to Schedule 13D.

1	NAME OF REPORTING PERSONS
Advent Partners GPE VII – A Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,761 *

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
10,761 *

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,761 *

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.01%*

14	TYPE OF REPORTING PERSON
PN

* See Item 5 of this Amendment No. 3 to Schedule 13D.

1	NAME OF REPORTING PERSONS
Advent Partners GPE VII – A Cayman Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
25,910 *

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
25,910 *

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,910 *

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.02%*

14	TYPE OF REPORTING PERSON
PN
=

* See Item 5 of this Amendment No. 3 to Schedule 13D.

1	NAME OF REPORTING PERSONS
Advent Partners GPE VII – B Cayman Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
106,862 *

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
106,862 *

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
106,862 *

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.09%*

14	TYPE OF REPORTING PERSON
PN

* See Item 5 of this Amendment No. 3 to Schedule 13D.

1	NAME OF REPORTING PERSONS
Advent Partners GPE VII 2014 Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,184 *

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
6,184 *

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,184 *

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.01%*

14	TYPE OF REPORTING PERSON
PN

* See Item 5 of this Amendment No. 3 to Schedule 13D.

1	NAME OF REPORTING PERSONS
Advent Partners GPE VII 2014 Cayman Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,583 *

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
17,583 *

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,583 *

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.01%*

14	TYPE OF REPORTING PERSON
PN

* See Item 5 of this Amendment No. 3 to Schedule 13D.

1	NAME OF REPORTING PERSONS
Advent Partners GPE VII – A 2014 Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,026 *

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
17,026 *

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,026 *

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.01%*

14	TYPE OF REPORTING PERSON
PN

* See Item 5 of this Amendment No. 3 to Schedule 13D.

1	NAME OF REPORTING PERSONS
Advent Partners GPE VII – A 2014 Cayman Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,399 *

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
12,399 *

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,399 *

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.01%*

14	TYPE OF REPORTING PERSON
PN

* See Item 5 of this Amendment No. 3 to Schedule 13D.

This Amendment No. 3 (“Amendment No. 3”) amends the Statement on Schedule 13D first filed on August 18, 2014, and as amended (the “Schedule 13D”), and is jointly filed by the Reporting Persons (as defined in Item 2 below) with respect to the Common Stock, par value $0.005 per share (the “Common Stock”), of lululemon athletica inc., (the “Corporation” or the “Issuer”).  Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is supplemented as follows:

(a) & (f) This Amendment No. 3 is being filed by the following entities:
1.	Advent International Corporation, a Delaware Corporation
2.	Advent International GPE VII, LLC, a Delaware limited liability company
3.	Advent Puma Acquisition Limited, a Cayman Islands limited company
4.	GPE VII GP Limited Partnership, a Cayman Islands limited partnership
5.	GPE VII GP (Delaware) Limited Partnership, a Delaware limited partnership
6.	Advent International GPE VII-A Limited Partnership, a Cayman Islands limited partnership
7.	Advent International GPE VII-E Limited Partnership, a Cayman Islands limited partnership
8.	Advent International GPE VII-H Limited Partnership, a Cayman Islands limited partnership
9.	Advent International GPE VII Limited Partnership, a Delaware limited partnership
10.	Advent International GPE VII-B Limited Partnership, a Delaware limited partnership
11.	Advent International GPE VII-C Limited Partnership, a Delaware limited partnership
12.	Advent International GPE VII-D Limited Partnership, a Delaware limited partnership
13.	Advent International GPE VII-F Limited Partnership, a Delaware limited partnership
14.	Advent International GPE VII-G Limited Partnership, a Delaware limited partnership
15.	Advent Partners GPE VII Limited Partnership, a Delaware limited partnership
16.	Advent Partners GPE VII Cayman Limited Partnership, a Cayman Islands limited partnership
17.	Advent Partners GPE VII – A Limited Partnership, a Delaware limited partnership
18.	Advent Partners GPE VII – A Cayman Limited Partnership, a Cayman Islands limited partnership
19.	Advent Partners GPE VII – B Cayman Limited Partnership, a Cayman Islands limited partnership
20.	Advent Partners GPE VII 2014 Limited Partnership, a Delaware limited partnership
21.	Advent Partners GPE VII 2014 Cayman Limited Partnership, a Cayman Islands limited partnership
22.	Advent Partners GPE VII – A 2014 Limited Partnership, a Delaware limited partnership
23.	Advent Partners GPE VII – A 2014 Cayman Limited Partnership, a Cayman Islands limited partnership

The entities listed in subparagraphs (1) through (23) above are herein collectively referred to as the “Reporting Persons” and individually as a “Reporting Person.”  The entities listed in subparagraphs (6) through (23) above are herein collectively referred to as the “Advent Funds” and individually as an “Advent Fund.”  The entities listed in subparagraphs (15) through (23) above are herein collectively referred to as the “Specified Advent Funds” and individually as a “Specified Advent Fund.”

Advent International Corporation (“AIC”) is a Delaware corporation, and the persons serving as its directors and executive officers are set forth on Schedule A hereto.

Advent Puma Acquisition Limited (“APAL”) is owned by the Advent Funds other than the Specified Advent Funds.

AIC is the Manager of Advent International GPE VII, LLC (“AIGPE VII LLC”) which in turn is the General Partner of the following entities:  Advent Partners GPE VII Limited Partnership; Advent Partners GPE VII Cayman Limited Partnership; Advent Partners GPE VII – A Limited Partnership; Advent Partners GPE VII – A Cayman Limited Partnership; Advent Partners GPE VII – B Cayman Limited Partnership; Advent Partners GPE VII 2014 Limited Partnership; Advent Partners GPE VII 2014 Cayman Limited Partnership; Advent Partners GPE VII – A 2014 Limited Partnership; Advent Partners GPE VII – A 2014 Cayman Limited Partnership; GPE VII GP (Delaware) Limited Partnership (“GPEVII GP (Del)”); and GPE VII GP Limited Partnership (“GPEVII GP”).

GPEVII GP (Del) is the General Partner of the following entities: Advent International GPE VII Limited Partnership; Advent International GPE VII-B Limited Partnership; Advent International GPE VII-C Limited Partnership; Advent International GPE VII-D Limited Partnership; Advent International GPE VII-F Limited Partnership; and Advent International GPE VII-G Limited Partnership.

GPEVII GP is the General Partner of the following entities: Advent International GPE VII-A Limited Partnership; Advent International GPE VII-E Limited Partnership; and Advent International GPE VII-H Limited Partnership.

(b)            The principal business address of each Reporting Person is c/o Advent International Corporation, Prudential Tower, 800 Boylston Street, Suite 3300, Boston, MA 02199-8069.

(c)            The principal business of AIC is to operate as an investment advisory firm and to make private equity investments.  The principal business of each Reporting Person other than AIC, AIGPE VII LLC, GPE VII GP and GPE VII GP (Del) is to provide risk capital for, and make investments in the securities of, privately held and other businesses.  Each of AIGPE VII LLC, GPE VII GP and GPE VII GP (Del) serves as the general partner of various Advent funds.

(d) & (e) During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented as follows:

The information set forth under Item 2 of this Amendment No. 3 is incorporated herein by reference.

On June 7, 2018, APAL and the Specified Advent Funds sold, at $121 per share, an aggregate of 10,000,000 shares of Common Stock (3,300,000 shares to the Issuer and 6,700,000 to a broker/dealer pursuant to Rule 144), as set forth in the table below:

Seller (Reporting Person)	Sale to Issuer	Rule 144 Sale	Total Sales
Advent Puma Acquisition Limited	3,202,294	6,501,626	9,703,920
Advent Partners GPE VII-A Limited Partnership	3,515	7,136	10,651
Advent Partners GPE VII-A Cayman Limited Partnership	8,461	17,179	25,640
Advent Partners GPE VII-B Cayman Limited Partnership	34,898	70,853	105,751
Advent Partners GPE VII 2014 Limited Partnership	2,020	4,100	6,120
Advent Partners GPE VII 2014 Cayman Limited Partnership	5,742	11,658	17,400
Advent Partners GPE VII-A 2014 Limited Partnership	5,561	11,290	16,851
Advent Partners GPE VII-A 2014 Cayman Limited Partnership	4,049	8,221	12,270
Advent Partners GPE VII Limited Partnership	1,469	2,982	4,451
Advent Partners GPE VII Cayman Limited Partnership	31,991	64,955	96,946
	3,300,000	6,700,000	10,000,000

All of the Common Stock that is beneficially owned by the Reporting Persons was acquired for investment purposes.  The Reporting Persons may sell all or a portion of the shares of Common Stock now owned in the open market, in privately negotiated transactions or otherwise, at any time and from time to time and at such prices as the Reporting Persons deem advisable.  The Reporting Persons intend to review their investment in the Issuer continually.  Depending upon the results of such review and other factors that the Reporting Persons deem relevant to an investment in the Issuer, the Reporting Persons may take or propose to take, alone or in conjunction with others including the Issuer, other actions intended to increase or decrease the Reporting Persons’ investment in the Issuer or the value of their investment in the Issuer, which could include one or more of the transactions or actions referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

David M. Mussafer (“Mr. Mussafer”) and Tricia Patrick (“Ms. Patrick”), each employees of AIC, serve as directors of the Issuer and were appointed to the Issuer’s board of directors as contemplated by the Support Agreement.

Item 5.	Interests in the Securities of the Issuer.

Item 5 of the Schedule 13D is supplemented as follows:

(a) and (b)  The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 3 as of the close of business on June 11, 2018, are incorporated herein by reference.  After giving effect to the sale of shares of Common Stock described in Item 4 of this Amendment No. 3, as of the close of business on June 11, 2018, the Reporting Persons beneficially owned in the aggregate 10,105,279 shares of Common Stock, representing approximately 8.24% of the shares of Common Stock outstanding.  Percentage ownership calculations are based on 122,677,108 shares of Common Stock outstanding as of June 7, 2018 after giving effect to the repurchase by the Issuer described in Item 4 of this Amendment No. 3 (based on information provided by the Issuer to the Reporting Persons).  The shares of Common Stock beneficially owned by the Reporting Persons as of close of business on June 11, 2018, were held directly as follows:  APAL (9,806,083 shares); Advent Partners GPE VII-A Limited Partnership (10,761 shares); Advent Partners GPE VII-A Cayman Limited Partnership (25,910 shares); Advent Partners GPE VII-B Cayman Limited Partnership (106,862 shares); Advent Partners GPE VII 2014 Limited Partnership (6,184 shares); Advent Partners GPE VII 2014 Cayman Limited Partnership (17,583 shares); Advent Partners GPE VII-A 2014 Limited Partnership (17,026 shares); Advent Partners GPE VII-A 2014 Cayman Limited Partnership (12,399 shares); Advent Partners GPE VII Limited Partnership (4,496 shares); and Advent Partners GPE VII Cayman Limited Partnership (97,975 shares).

To the Reporting Persons’ knowledge, as of the close of business on June 7, 2018, the Issuer also had outstanding 9,776,421 shares of special voting stock, through which the holders of exchangeable shares of Lulu Canadian Holding, Inc. may exercise their voting rights with respect to the Issuer.  The special voting stock and the Common Stock generally vote together as a single class on all matters on which the Common Stock is entitled to vote.  Accordingly, as of the close of business on June 11, 2018, the shares of Common Stock beneficially owned in the aggregate by the Reporting Persons represented approximately 7.44% of the shares of the voting power of the Issuer’s shares of Common Stock and special voting stock outstanding.

The following table sets forth the aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person named in Item 2 of this Amendment No. 3 as of the close of business on June 11, 2018, after giving effect to the sale of shares of Common Stock described in Item 4 of this Amendment No. 3.  The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3 of the Exchange Act.

Reporting Persons	Number of Shares Beneficially Owned	Percentage of Common Stock Outstanding
Advent International Corporation (1) (2) (3)	10,105,279	8.24%
Advent International GPE VII, LLC (1) (2) (3)	10,105,279	8.24%
Advent Puma Acquisition Limited (4)	9,906,083	7.99%
GPE VII GP (Delaware) Limited Partnership (1) (2)	6,383,222	5.20%
GPE VII GP Limited Partnership (1) (3)	3,422,861	2.79%
Advent Partners GPE VII – A Limited Partnership (1)	10,761	0.01%
Advent Partners GPE VII – A Cayman Limited Partnership (1)	25,910	0.02%
Advent Partners GPE VII – B Cayman Limited Partnership (1)	106,862	0.09%
Advent Partners GPE VII 2014 Limited Partnership (1)	6,184	0.01%
Advent Partners GPE VII 2014 Cayman Limited Partnership (1)	17,583	0.01%
Advent Partners GPE VII – A 2014 Limited Partnership (1)	17,026	0.01%
Advent Partners GPE VII – A 2014 Cayman Limited Partnership (1)	12,399	0.01%
Advent Partners GPE VII Limited Partnership (1)	4,496	<0.01%
Advent Partners GPE VII Cayman Limited Partnership (1)	97,975	0.08%
Advent International GPE VII-A Limited Partnership (3)	1,178,841	0.96%
Advent International GPE VII-E Limited Partnership (3)	2,083,427	1.70%
Advent International GPE VII-H Limited Partnership (3)	160,593	0.13%
Advent International GPE VII Limited Partnership (2)	1,273,669	1.04%
Advent International GPE VII-B Limited Partnership (2)	2,891,465	2.36%
Advent International GPE VII-C Limited Partnership (2)	919,156	0.75%
Advent International GPE VII-D Limited Partnership (2)	762,322	0.62%
Advent International GPE VII-F Limited Partnership (2)	268,305	0.22%
Advent International GPE VII-G Limited Partnership (2)	268,305	0.22%
Total Group	10,105,279	8.24%

(1)
AIC is the Manager of Advent International GPE VII, LLC (“AIGPE VII LLC”) which in turn is the General Partner of the indicated Reporting Persons.  As such, AIC has the sole power to vote and dispose of the securities beneficially owned by:  Advent Partners GPE VII Limited Partnership; Advent Partners GPE VII Cayman Limited Partnership; Advent Partners GPE VII – A Limited Partnership; Advent Partners GPE VII – A Cayman Limited Partnership; Advent Partners GPE VII – B Cayman Limited Partnership; Advent Partners GPE VII 2014 Limited Partnership; Advent Partners GPE VII 2014 Cayman Limited Partnership; Advent Partners GPE VII – A 2014 Limited Partnership; Advent Partners GPE VII – A 2014 Cayman Limited Partnership.  The beneficial ownership of AIC and AIGPE VII LLC derive from such power.

(2)
AIC is the Manager of AIGPE VII LLC which in turn is the General Partner of GPE VII GP (Delaware) Limited Partnership (“GPEVII GP (Del)”) which in turn is the General Partner of the indicated Reporting Persons.  As such, AIC has the sole power to vote and dispose of the securities beneficially owned by Advent International GPE VII Limited Partnership, Advent International GPE VII-B Limited Partnership, Advent International GPE VII-C Limited Partnership, Advent International GPE VII-D Limited Partnership, Advent International GPE VII-F Limited Partnership, and Advent International GPE VII-G Limited Partnership.  The beneficial ownership of AIC, AIGPE VII LLC and GPEVII GP (Del) derive from such power.

(3)
AIC is the Manager of AIGPE VII LLC which in turn is the General Partner of GPE VII GP Limited Partnership (“GPEVII GP”) which in turn is the General Partner of the indicated Reporting Persons.  As such, AIC has the sole power to vote and dispose of the securities beneficially owned by Advent International GPE VII-A Limited Partnership, Advent International GPE VII-E Limited Partnership, and Advent International GPE VII-H Limited Partnership.  The beneficial ownership of AIC, AIGPE VII LLC and GPEVII GP derive from such power.

(4)	The owners of APAL are the Advent Funds other than the Specified Advent Funds.

To the Reporting Persons’ knowledge, none of the directors or executive officers of the Reporting Persons listed on Schedule A to this Amendment No. 3 beneficially owned shares of Common Stock as of the close of business on June 11, 2018, except that Mr. Mussafer beneficially owned 36,326 shares of Common Stock and Ms. Patrick beneficially owned 1,603 shares of Common Stock.

(c)  Except as disclosed in Item 4 of this Amendment No. 3, which is incorporated herein by reference, no Reporting Person has effected any transactions in the Common Stock during the past 60 days, and to the Reporting Persons’ knowledge, none of the directors or executive officers of the Reporting Persons listed on Schedule A to this Amendment No. 3 effected any transactions in the Common Stock during within the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	June 11, 2018

Advent International GPE VII-A Limited Partnership
Advent International GPE VII-E Limited Partnership
Advent International GPE VII-H Limited Partnership
	By:	GPE VII GP Limited Partnership, General Partner
	By:	Advent International GPE VII, LLC, General Partner
	By:	Advent International Corporation, Manager
	By:	Richard Terranova, Director of Portfolio Administration*

Advent International GPE VII Limited Partnership
Advent International GPE VII-B Limited Partnership
Advent International GPE VII-C Limited Partnership
Advent International GPE VII-D Limited Partnership
Advent International GPE VII-F Limited Partnership
Advent International GPE VII-G Limited Partnership
	By:	GPE VII GP (Delaware) Limited Partnership, General Partner
	By:	Advent International GPE VII, LLC, General Partner
	By:	Advent International Corporation, Manager
	By:	Richard Terranova, Director of Portfolio Administration*

Advent Partners GPE VII Limited Partnership
Advent Partners GPE VII Cayman Limited Partnership
Advent Partners GPE VII – A Limited Partnership
Advent Partners GPE VII – A Cayman Limited Partnership
Advent Partners GPE VII – B Cayman Limited Partnership
Advent Partners GPE VII 2014 Limited Partnership
Advent Partners GPE VII 2014 Cayman Limited Partnership
Advent Partners GPE VII – A 2014 Limited Partnership
Advent Partners GPE VII – A 2014 Cayman Limited Partnership
	By:	Advent International GPE VII, LLC, General Partner
	By:	Advent International Corporation, Manager
	By:	Richard Terranova, Director of Portfolio Administration*

GPE VII GP Limited Partnership
GPE VII GP (Delaware) Limited Partnership
	By:	Advent International GPE VII, LLC, General Partner
	By:	Advent International Corporation, Manager
	By:	Richard Terranova, Director of Portfolio Administration*

Advent International GPE VII, LLC
	By:	Advent International Corporation, Manager
	By:	Richard Terranova, Director of Portfolio Administration*

Advent International Corporation
	By:	Richard Terranova, Director of Portfolio Administration*

*For all of the above:

By:	/s/ Richard Terranova
Richard Terranova, Director of Portfolio Administration

Advent Puma Acquisition Limited

By:	/s/ Michael Ristaino
Michael Ristaino, Director

SCHEDULE A

I.	Advent International Corporation

The name and present principal occupation of each executive officer and director of Advent International Corporation is set forth below.  The business address of each executive officer and director of Advent International Corporation is c/o Advent International Corporation, Prudential Tower, 800 Boylston Street, Suite 3300, Boston, Massachusetts  02199-8069.  All of the persons listed below are United States citizens other than James Brocklebank, Patrice Etlin and Jan Janshen.  Mr. Brocklebank is a citizen of the United Kingdom; Mr. Etlin is a citizen of Brazil; and Mr. Janshen is a citizen of Germany.

Name	Position with Advent International Corporation	Principal Occupation (if different)
Peter A. Brooke	Director, Chairman Emeritus
Thomas H. Lauer	Director
Richard F. Kane	Senior Vice President of Operations and Business Development & Managing Director; Assistant Secretary
Eileen Sivolella	Senior Vice President & Managing Director; Chief Financial Officer; Treasurer; Assistant Secretary
James R. Westra	Senior Vice President & Managing Partner; Chief Legal Officer; General Counsel
Andrew D. Dodge	Vice President; Deputy General Counsel; Secretary
Heather R. Zuzenak	Chief Compliance Officer
Jarlyth H. Gibson	Risk Officer; Assistant Treasurer
James G.A. Brocklebank	Senior Vice President & Managing Partner; Executive Officers’ Committee Member
Patrice Etlin	Senior Vice President & Managing Partner; Executive Officers’ Committee Member
Jan Janshen	Senior Vice President & Managing Partner; Executive Officers’ Committee Member
David M. Mussafer	Director; Chairman & Managing Partner; Executive Officers’ Committee Member
David M. McKenna	Director; Senior Vice President & Managing Partner; Executive Officers’ Committee Member
Steven M. Tadler	Director; Senior Vice President & Managing Partner
John F. Brooke	Director	Managing Director of Brooke Private Equity Associates (1)
Mark Hoffman	Director

(1)	The business address of Brooke Private Equity Associates is 20 Custom House St., Suite 610, Boston, MA 02110.

II.	Advent Puma Acquisition Limited

The directors of Advent Puma Acquisition Limited are Myriam Deltenre, Fergal O’Hannrachain and Michael Ristaino.  The business address of each director is c/o Advent International Corporation, Prudential Tower, 800 Boylston Street, Suite 3300, Boston, Massachusetts  02199-8069.  Ms. Deltenre is a citizen of Belgium; Mr. O’Hannrachain is a citizen of Ireland; and Mr. Ristaino is a citizen of the United States.